UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Heron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427746102
(CUSIP Number)

Kevin Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,098,594
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,098,594
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,098,594
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.50%
14	Type of Reporting Person PN

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CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,098,594
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,098,594
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,098,594
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.50%
14	Type of Reporting Person OO

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CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 481,335
	8.	Shared Voting Power 9,098,594
	9.	Sole Dispositive Power 481,335
	10.	Shared Dispositive Power 9,098,594
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,579,929
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person IN

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Explanatory Note: This Amendment No. 19 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012, July 30, 2012, May 9, 2013, November 22, 2013, June 27, 2014, June 12, 2015, April 14, 2016, August 10, 2016, January 24, 2017 and September 13, 2018 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Heron Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3 and 5 of the Statement are hereby amended to the extent herein after expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Tang Capital Partners, LP received $80,137, $81,339, $82,559, $83,798, $85,055 and $86,330 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”) on October 1, 2018, January 1, 2019, April 1, 2019, July 1, 2019, October 1, 2019 and January 1, 2020, respectively, as interest in-kind on the existing Notes held by Tang Capital Partners, LP.

On December 15, 2018, the Issuer granted to Kevin Tang stock options to purchase an aggregate of 17,000 shares of Common Stock at an exercise price of $24.97 per share. On December 19, 2019, the Issuer granted to Kevin Tang stock options to purchase an aggregate of 17,000 shares of Common Stock at an exercise price of $25.02 per share. These stock options were granted in connection with Mr. Tang’s service on the Issuer’s Board of Directors and vest monthly over a one-year period.

On October 4, 2019, Tang Capital Partners, LP purchased 285,714 shares of Common Stock through an underwritten public offering at a price of $17.50 per share.

Tang Capital Partners, LP maintains commingled accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the securities reported herein.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	9,098,594 shares, representing 9.50% of the class
	Tang Capital Management, LLC	9,098,594 shares, representing 9.50% of the class
	Kevin Tang	9,579,929 shares, representing 9.99% of the class

Tang Capital Partners, LP is the beneficial owner of 9,098,594 shares of Common Stock, including 937,500 shares of Common Stock held by Tang Holdings, comprising: (i) the 3,417,203 shares beneficially owned by Tang Capital Partners, LP; and (ii) 5,681,391 shares currently issuable upon conversion of the Notes. Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin Tang.

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Tang Capital Partners, LP is the record owner of $5,841,685 principal amount of Notes, which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below. Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, which is currently set at 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion. Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice. The foregoing limitations remain in effect with respect to such Notes, and, accordingly, only 5,681,391 shares are currently issuable upon conversion of such Notes.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 9,098,594 shares of Common Stock beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang is the beneficial owner of 9,579,929 shares of Common Stock, comprising: (i) the 9,098,594 shares beneficially owned by Tang Capital Partners, LP; (ii) 297,714 shares held by the Kevin C. Tang Foundation (iii) 162,333 shares issuable upon exercise of options held by Kevin Tang that are exercisable within 60 days of this Statement; (iv) 6,575 shares owned by Kevin Tang’s minor children under the Uniform Transfers to Minors Act, for which Kevin Tang serves as trustee; (v) 5,732 shares held by the Kevin C. Tang Family Trust, for which Kevin Tang serves as trustee; (vi) 4,794 shares owned directly by Kevin Tang; (vii) 2,147 shares held by Kevin Tang’s Individual Retirement Account; and (viii) 2,040 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin Tang serves as trustee and is a participant. Mr. Tang also owns additional stock options to purchase up to 14,167 shares of Common Stock that are excluded from his beneficial ownership as of the date of this Statement, as they are not exercisable within 60 days from such date.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Kevin Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust. The Kevin C. Tang Foundation is a private foundation for which Kevin Tang serves as President and Treasurer. Mr. Tang has voting and dispositive power over the shares held by this foundation, which is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 95,732,853 shares of Common Stock (90,051,462 shares of Common Stock reported to be issued and outstanding as of October 30, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q that was filed with the SEC on November 12, 2019, plus an additional 5,681,391 shares of Common Stock currently issuable upon conversion of the Notes). The percentages used herein for Kevin Tang are based upon 95,895,186 shares of Common Stock outstanding (95,732,853 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 162,333 shares of Common Stock issuable upon exercise of options granted to Kevin Tang).

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(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin Tang	481,335 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	9,098,594 shares
	Tang Capital Management, LLC	9,098,594 shares
	Kevin Tang	9,098,594 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	481,335 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	9,098,594 shares
Tang Capital Management, LLC	9,098,594 shares
Kevin Tang	9,098,594 shares

(c)           Tang Capital Partners, LP donated the following shares of the Issuer’s Common Stock to various charitable organizations in the last 60 days:

Date	Shares

December 19, 2019	20,402
December 19, 2019	20,402
December 23, 2019	80,400
December 23, 2019	201,000
December 27, 2019	41,189
December 31, 2019	121,500
January 6, 2020	1,600,000

In addition, the Kevin C. Tang Foundation sold 16,711 shares of the Issuer’s Common Stock on December 18, 2019 at a weighted average price/share of $24.9773.

(d)           N/A.

(e)           N/A.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

January 7, 2020

Tang Capital Partners, LP

By:	Tang Capital Management, LLC, General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

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